

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2013

Via E-mail
Lisa Mumford
Chief Financial Officer
Ellington Financial LLC
53 Forest Avenue
Old Greenwich, CT 06870

> **Re:** **Ellington Financial LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 001-34569**

Dear Ms. Mumford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors, page 17

"We use leverage in executing our business strategy…," page 25

1.   We note your disclosure on page 109 of your counterparty risk. In future Exchange Act periodic filings and to the extent applicable, please name any repurchase agreement lenders holding excess collateral in excess of 5% of stockholder's equity in your risk factor related to repurchase agreements.

Item 7. Management's Discussion and Analysis of Financial Condition, page 47

2.   Please tell us if you are able to disclose the spread between the yield on assets and the cost of funds for such assets, reflecting the impact of swaps. If material in future periods, please discuss any material trends in the spread to the extent they are driven by management's decisions.

<u>Liquidity and Capital Resources, page 65</u>

3.   In future Exchange Act periodic filings, please disclose the period end weighted average haircut for your repurchase agreements and discuss any material trends in haircuts or tell us why such disclosure is not material.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3386 with any questions.

                                        Sincerely,

                                        /s/ Duc Dang

                                        Duc Dang
                                        Special Counsel

cc: Sara Brown
        Secretary
        Via E-mail